CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2010

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		June 30	December 31
	Note	2010	2009
		$ '000	$ '000
Assets
Current assets
Cash and cash equivalents		$39,556	$89,464
Amounts receivable	5	18,829	5,053
Inventory	6	25,095	26,312
Available-for-sale financial instruments	7	–	4,961
Held-for-trading financial instruments	8	–	208
Prepaid expenses		1,424	864
		84,904	126,862
Property, plant and equipment	9	317,659	191,474
Reclamation deposits		4,507	4,590
Restricted cash	10	11,118	2,439
Mineral property interests	11	244,998	222,919
Total Assets		$663,186	$548,284

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	12	$68,080	$29,206
Current portion of long term borrowings	13	21,387	43,768
		89,467	72,974

Long term borrowings	13	161,569	86,948
Future income taxes	14	18,939	10,659
Other liabilities	15	2,361	–
Site reclamation obligations		4,077	3,990
		186,946	101,597
Shareholders' equity
Share capital	16(a)	592,740	567,596
Warrants		13,104	13,104
Contributed surplus		86,568	83,267
Deficit		(277,625)	(265,713)
Accumulated other comprehensive loss		(28,014)	(24,541)
		386,773	373,713

Total Liabilities and Shareholders' Equity		$663,186	$548,284

Segment disclosure	17
Subsequent events	18

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
			June 30		June 30
	Note	2010	2009	2010	2009
		$ '000	$ '000	$ '000	$ '000

Revenue		$37,940	$21,876	$44,762	$33,738
(Expenses) income
Production cost		(24,826)	(14,073)	(30,493)	(19,391)
Depletion charge		(3,899)	(1,337)	(4,094)	(3,194)
Exploration expenses (see schedule)		(2,631)	(4,429)	(4,915)	(8,367)
Pre-development expenses (see schedule)		(3,813)	(8,492)	(6,685)	(13,696)
Conference and travel		(524)	(536)	(781)	(861)
Environmental impact study		(743)	(204)	(1,239)	(360)
Foreign exchange (loss) gain		(2,889)	930	(1,371)	361
Legal, accounting, and audit		(451)	(61)	(654)	(320)
Mineral properties written off		–	–	–	(154)
Office and administration		(630)	(2,418)	(1,542)	(3,498)
Other income		51	26	72	75
Salaries and compensation
Salaries and wages		(1,891)	(1,542)	(3,187)	(2,918)
Stock-based compensation	16(b)	(1,818)	(1,956)	(2,708)	(6,900)
Shareholder communications		(144)	(142)	(307)	(289)
Trust and filing		(18)	(152)	(158)	(247)
Loss before the undernoted and income taxes		(6,286)	(12,510)	(13,300)	(26,021)
Interest expense		(18)	(50)	(38)	(118)
Interest income		401	1,469	1,051	1,935
Net realized profit on available-for-sale financial instruments	7	489	–	489	–
Net realized loss on held-for-trading financial instruments	8	(67)	–	(67)	–
Net unrealized (loss) profit on held-for-trading financial instruments		(22)	19	(34)	162
Loss before income taxes		(5,503)	(11,072)	(11,899)	(24,042)
Taxes		103	(368)	(13)	(368)
Future income tax recovery		–	(2,176)	–	711
Loss for the period		$(5,400)	$(13,616)	$(11,912)	$(23,699)

Other comprehensive loss
Unrealized gain on available-for-sale financial instruments		707	361	603	729
Realized gain on available-for-sale financial instruments upon disposal		(1,530)	–	(1,530)	–
Unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations		8,513	9,699	(2,546)	11,191
Other comprehensive gain (loss)		$7,690	$10,060	$(3,473)	$11,920

Total comprehensive gain (loss) for the period		$2,290	$(3,556)	$(15,385)	$(11,779)

Basic and diluted loss per share		$(0.02)	$(0.04)	$(0.04)	$(0.08)

Weighted average number of common shares outstanding (thousands)		340,609	333,215	338,761	286,052

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

		Six months ended		Six months ended
	Note	June 30, 2010		June 30, 2009
		$ '000		$ '000

		Number of		Number of
Common shares		shares		shares
		(thousands)		(thousands)
Balance at beginning of the period		334,158	$567,596	215,167	$428,657
Equity line: shares issued for cash, net of share issue costs		-	-	2,846	3,911
Public offering: shares issued for cash, net of share issue costs		-	-	115,000	132,700
Share purchase options exercised	16(b)	1,038	1,990	389	774
Share purchase warrants exercised		1	1	-	-
Shares issued for early settlement of Senior Secured Notes	16(c)	2,234	3,910	-	-
Shares issued on settlement of Rusaf contingent payment requirement	16(d)	10,574	19,243	-	-
Shares issued for mineral properties		-	-	20	35
Balance at end of the period		348,005	$592,740	333,422	$566,077

		Number of		Number of
Share purchase warrants		warrants		warrants
		(thousands)		(thousands)
Balance at beginning of the period		86,179	$13,104	49,181	$24,006
Warrants issued pursuant to Senior Secured Notes		-	-	8,248	-
Warrants issued pursuant to public offering, net of share issue costs		-	-	57,500	5,308
Exercised		(1)	-	-	-
Expired		-	-	(28,750)	(16,210)
Balance at end of the period		86,178	$13,104	86,179	$13,104

Contributed surplus
Balance at beginning of the period			$83,267		$21,599
Stock-based compensation	16(b)		3,862		8,544
Share purchase options exercised, credited to share capital			(561)		(256)
Fair value of share purchase warrants expired			-		16,210
Balance at end of the period			$86,568		$46,097

Deficit
Balance at beginning of the period			$(265,713)		$(217,267)
Net loss for the period			(11,912)		(23,699)
Balance at end of the period			$(277,625)		$(240,966)

Accumulated other comprehensive (loss) income
Balance at beginning of the period			$(24,541)		$213
Unrealized gain on available-for-sale financial instruments			603		729
Realized gain on available-for-sale financial instruments upon disposal			(1,530)		-
Accumulated unrealized (loss) gain on foreign exchange translation of self-sustaining foreign operations			(2,546)		11,191
Balance at end of the period			$(28,014)		$12,133

Total accumulated comprehensive loss and deficit at the end of the period			(305,639)		(228,833)

TOTAL SHAREHOLDERS' EQUITY			$386,773		$396,445

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$ '000	$ '000	$ '000	$ '000
Operating activities
Loss for the period	$(5,400)	$(13,616)	$(11,912)	$(23,699)
Items not involving cash
Production non-cash charges	987	104	1,612	520
Pre-development non-cash charges	329	560	523	789
Exploration non-cash charges	62	81	136	160
Depreciation	49	51	101	98
Future income tax expense (recovery)	–	2,176	–	(711)
Net realized profit on available-for-sale financial instruments	(489)	–	(489)	–
Net realized loss on held-for-trading financial instruments	67	–	67	–
Unrealized loss (gain) on held-for-trading financial instruments	22	(19)	34	(162)
Mineral properties written off	–	–	–	154
Non-cash stock-based compensation expense	1,818	1,956	2,708	6,900
Unrealized foreign exchange loss (gain)	1,185	870	(553)	1,485
Amortization	–	15	–	29
Depletion	3,899	1,337	4,094	3,194
Interest expense accrual	164	132	164	234
Interest income accrual	(73)	(29)	(145)	(57)
Changes in non-cash operating working capital
Amounts receivable	(9,609)	(815)	(14,185)	(1,668)
Prepaid expenses	(135)	(241)	(581)	2
Inventory	10,075	6,716	1,982	1,946
Accounts payable and accrued liabilities	3,691	6,821	4,469	(1,019)
Cash generated from (used in) operating activities	6,642	6,099	(11,975)	(11,805)

Investing activities
Mineral property acquisition costs	–	–	(51)	–
Net proceeds on sale of financial instruments	3,527	–	3,527	–
Additions to property, plant and equipment	(46,104)	(41,416)	(76,010)	(54,559)
Additions to restricted cash	(5,882)	–	(5,882)	–
Reclamation deposits	(30)	(77)	98	(1,597)
Cash used in investing activities	(48,489)	(41,493)	(78,318)	(56,156)

Financing activities
Common shares and warrants issued for cash, net of issue costs	215	224	1,354	142,436
Net proceeds received from long-term borrowings	47,848	–	47,848	–
Repayment of long term borrowings	(376)	(161)	(662)	(398)
Payment of interest on convertible debentures	(5,453)	–	(5,453)	–
Early settlement of 6,925 senior secured notes	(4,569)	–	(4,569)	–
Advances to related parties	–	(54)	–	(238)
Cash generated from financing activities	37,665	9	38,518	141,800

(Decrease) increase in cash and cash equivalents	(4,182)	(35,385)	(51,775)	73,839
Cash and cash equivalents, beginning of period	41,448	144,205	89,464	33,549
Foreign exchange movement on cash and cash equivalents	2,290	1,356	1,867	2,788
Cash and cash equivalents, end of period	$39,556	$110,176	$39,556	$110,176

Supplementary Information
Interest received	$328	$1,440	$906	$1,878
Interest paid	$(5,568)	$(50)	$(5,617)	$(118)
Income taxes paid	$103	$(368)	$(13)	$(368)
Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options exercised from contributed surplus	$125	$–	$561	$–
Fair value of warrants issued with public offering	$–	$–	$–	$5,750
Shares issued for mineral properties	$–	$–	$–	$35
Shares issued on settlement of Rusaf contingent payment requirement (note 16(d))	$19,243	$–	$19,243	$–
Shares issued for early settlement of Senior Secured Notes (note 13(a))	$3,910	$–	$3,910	$–
Accrued interest capitalized to property, plant and equipment	$7,172	$4,839	$16,679	$8,195
Changes in accounts payable and accrued liabilities included in property, plant and equipment	$25,304	$3,150	$33,440	$(1,576)
Share based compensation capitalized	$385	$881	$534	$881

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). They do not include all the financial statement disclosures required for annual financial statements under GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the three and six month periods ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

CICA 1506 – Accounting changes

This Section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. CICA 1506 is amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements for years beginning on/after July 1, 2009. The adoption of this Section had no impact on the Company’s consolidated financial results.

4.	Financial instruments

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments (continued)

Financial Assets (continued)

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets are as follows:

		June 30, 2010		December 31, 2009
		Estimated	Carrying	Estimated	Carrying
		fair value	value	fair value	value
	Designation	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cash and cash equivalents	Held-for-trading	$39,556	$39,556	$89,464	$89,464
Amounts receivable	Loans & receivables	18,829	18,829	5,053	5,053
Held-for-trading financial instruments	Held-for-trading	-	-	208	208
Reclamation deposits	Held-for-trading	4,507	4,507	4,590	4,590
Available-for-sale financial instruments	Available-for-sale	-	-	4,961	4,961
Restricted cash	Held-for-trading	11,118	11,118	2,439	2,439
Total financial assets		$74,010	$74,010	$106,715	$106,715

Fair value hierarchy
level
Cash and cash equivalents	2
Held-for-trading financial instruments	1
Available-for-sale financial instruments	1

Movements in available-for-sale and held-for-trading financial assets were as follows:

	Available-for-sale	Held-for-trading	Total
	$ ‘000	$ ‘000	$ ‘000
Balance, December 31, 2009	$4,961	$96,701	$101,662
Cash movements during the period	-	(41,312)	(41,312)
Disposal	(5,564)	(174)	(5,738)
Movements in fair value	603	(34)	569
Balance, June 30, 2010	$-	$55,181	$55,181

The exposure of the Company’s financial assets to currency risk as of June 30, 2010 is as follows:

	US$	ZAR	CAD	Total
	$ ‘000	$ ’000	$ ‘000	$’000
Cash and cash equivalents	$14,960	$20,940	$3,656	$39,556
Amounts receivable	11,424	7,332	73	18,829
Reclamation deposits	3,220	1,287	-	4,507
Restricted cash	-	11,118	-	11,118
Total financial assets	$29,604	$40,677	$3,729	$74,010

The exposure of the Company’s financial assets to interest rate risk as at June 30, 2010 is limited to its investment in cash and cash equivalents of $39.6 million as well as reclamation deposits and restricted cash which are invested at floating rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments (continued)

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	June 30, 2010		December 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Accounts payable and accrued liabilities	$68,080	$68,080	$29,206	$29,206
Other liabilities	2,361	2,361	-	-
Borrowings	185,764	182,956	131,496	130,716
Total financial liabilities	$256,205	$253,397	$160,702	$159,922

Other liabilities consist of the initial fair value of the guarantee in favour of Investec Bank Ltd (“Investec”) (refer note 15(a)). The fair value of the guarantee is determined by reference to the Company’s exposure to potential future losses under the guarantee. The probability of future losses under the guarantee agreement, and therefore the fair value of the guarantee, is dependent on the estimated fair value of the security granted by Tranter Burnstone on grant date of the guarantee. Future assessments are not required unless a change to the contractual relationship results in a change in fair value.

The exposure of the Company’s financial liabilities to currency risk as of June 30, 2010 is as follows:

	US$	ZAR	CAD	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Accounts payable and accrued liabilities	$15,961	$51,169	$950	$68,080
Other liabilities	-	2,361	-	2,361
Borrowings	91,966	2,307	88,683	182,956
Total financial liabilities	$107,927	$55,837	$89,633	$253,397

The exposure of the Company’s floating rate interest-bearing financial liabilities as at June 30, 2010 is as follows:

	Less than 1		More than 5
	year	2 – 5 years	years
Term facility agreement	$3.7 million	$43.7 million	$-

The interest rate is linked to the USD London interbank offered rate (“USD LIBOR”) at a premium of 4% above USD LIBOR and is fixed on a quarterly basis. The first three months interest rate was confirmed to be 4.54% per annum (3-months USD LIBOR being 0.54% per annum plus 4.0% per annum margin).

The Company’s other borrowings have fixed interest rates and are therefore not exposed to fluctuation in interest rates (refer note 13). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as it is of a non-interest bearing nature.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

5.	Amounts receivable

	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
GST/VAT receivable	$5,846	$3,388
Trade receivable	11,903	385
Other receivables	1,080	1,280
	$18,829	$5,053

6.	Inventory

	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Stores and materials	$1,249	$735
Unprocessed ore	8,610	19,481
Precious metals in process	15,236	6,096
	$25,095	$26,312

Production costs recognized in the Statement of Operations and Comprehensive Loss consist of direct and indirect mining costs, other overhead costs and depreciation of mining equipment. During the three and six months ended June 30, 2010, processed ore of $27 million and $32.7 million respectively have been included under production cost and depletion of mineral properties.

7.	Available-for-sale financial instruments

The Company’s investment in available-for-sale financial instruments mainly consisted of its investment in Kryso Resources Plc (“Kryso”) shares. The investment in Kryso shares, at a total cost of $2.9 million (GBP1.9 million), were disposed of during the period, resulting in a net realized gain on available-for-sale financial instruments of $0.5 million (GBP0.3 million) recognized in the statement of operations and comprehensive loss.

8.	Held-for-trading financial instruments

On June 23, 2010, the Company disposed of its investment in Kryso warrants for net proceeds of $107,363 (GBP69,341), resulting in a net loss of $66,665 (GBP42,704) recognized in the statement of operations and comprehensive loss.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

9.	Property, plant and equipment

June 30, 2010

		Accumulated	Net book
	Cost	amortization	value
	$ ‘000	$ ‘000	$ ‘000
Land and buildings	$5,853	$209	$5,644
Mine infrastructure	16,873	806	16,067
Mine development and plant under construction	260,457	-	260,457
Site equipment	40,895	11,930	28,965
Leased assets	5,034	686	4,348
Vehicles	2,126	1,169	957
Computers	1,502	740	762
Office furniture and fixtures	967	508	459
	$333,707	$16,048	$317,659

December 31, 2009

		Accumulated	Net book
	Cost	amortization	value
	$ ‘000	$ ‘000	$ ‘000
Land and buildings	$5,935	$172	$5,763
Mine infrastructure	16,657	192	16,465
Mine development and plant under construction	139,792	-	139,792
Site equipment	33,912	8,607	25,305
Leased assets	2,545	392	2,153
Vehicles	1,812	894	918
Computers	1,352	712	640
Office furniture and fixtures	938	500	438
	$202,943	$11,469	$191,474

As at June 30, 2010, $260.5 million (December 31, 2009, $139.8 million), comprised of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Leased assets are pledged as security for the related finance leases (refer note 13).

10.	Restricted cash

	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Security call deposit	$11,118	$2,439

Restricted cash represents cash on a security call deposit with Investec Bank (“Investec”) and will be utilized for the payment to be made under the guarantee provided by the Company (refer note 15(a)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	Mineral property interests

	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Hollister Property	$72,422	$75,918
Burnstone Property	105,043	107,158
Rusaf Property	64,065	36,467
Esmeralda Property	3,259	3,218
Kirkland Lake Property	-	-
Other	209	158
	$244,998	$222,919

The continuity of mineral properties is as follows:

June 30
2010
$ ‘000
Balance, December 31, 2009	$222,919
Shares issued for settlement of Rusaf contingent payment requirement (note 11(a))	27,599
Depletion charge	(4,479)
Foreign exchange	(1,092)
Annual cash payment for Tsetsera Property (note 11(b))	51
Balance, June 30, 2010	$244,998

(a) Rusaf Properties, Russia and Republic of Tanzania

The Rusaf Plan of Arrangement (“Rusaf agreement”), entered into during the second quarter of 2008, provided for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by GBG Rusaf. In the event of such discoveries, the Company would issue shares, the number of which are determined using the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former GBG Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

The Company also agreed to spend a minimum of $15 million and up to a maximum of $27 million in terms of the agreement to explore the acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure was contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by GBG Rusaf.

In connection with this contingent payment requirement, the Company issued 3,073,773 shares in January 27, 2010 with a total value of $5.5 million, which was charged as amortization and capitalized in accordance with the Company’s policy. The Company recorded $7.9 million as mineral properties, consisting of $5.5 million relating to the share issuance and a $2.4 million future income tax liability.

The terms of the remaining liability were amended and settled in full through the issuance of 7,500,000 shares in June 2010, with a total value of $13.7 million, which was charged as amortization and capitalized in accordance with the Company’s policy.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	Mineral property interests (continued)

(a) Rusaf Properties, Russia and Republic of Tanzania (continued)

The Company recorded $19.6 million as mineral properties, consisting of $13.7 million relating to the share issuance and a $5.9 million future income tax liability.

(b) Tsetsera Property, Mozambique, Africa

Pursuant to the unincorporated joint venture agreement of August 20, 2007, the Company remitted a cash payment of $51,240 (US$50,000), which was recorded as mineral properties.

12.	Accounts payable and accrued liabilities

	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Trade payables	$21,287	$7,316
Accrued liabilities	44,566	19,268
Leave liability	1,109	812
Bonus provision	1,118	1,810
	$68,080	$29,206

13.	Long term borrowings

Non-current portion of long term borrowings
	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Senior secured notes (note 13(a))	$28,876	$-
Term facility agreement (note 13(b))	43,743	-
Finance lease liabilities	267	644
Convertible debentures	88,683	86,304
	$161,569	$86,948

Current portion of long term borrowings
	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Senior secured notes (note 13(a))	$14,646	$43,044
Finance lease liabilities	3,064	724
Term facility agreement (note 13(b))	3,677	-
	$21,387	$43,768

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

13.	Long term borrowings (continued)

(a) Senior secured notes

The continuity of the senior secured notes is as follows:

June 30
2010
$ ’000
Balance, December 31, 2009	$43,044
Amortized interest expense	8,600
Early settlement of 6,925 notes	(8,479)
Foreign exchange	357
Balance, June 30, 2010	$43,522

The Company successfully negotiated the restructuring of the put option on the 51,500 Senior Secured Notes (the “Notes”) issued in December 2008 with a settlement value of US$61.8 million.

Pursuant to the restructuring, the Company settled 6,925 Notes on May 26, 2010. The $8.5 million (US$8.3 million) was settled by the issuance of 2,234,168 common shares to the note holders at a price of $1.75 (US$1.72) and cash payments of $4.6 million (US$4.5 million) (refer note 16(d)).

The put option on 29,575 Notes ($37.8 million settlement value (US$35.5 million)) was cancelled and, therefore, the put option will only remain on 15,000 Notes ($19.2 million settlement value (US$18 million)). The cancellation of the put option removes the potential repayment of $37.8 million (US$35.5 million) on the Notes by December 2010 and provides the Company with the flexibility to settle the Notes any time on or before December 12, 2011.

(b) Term facility agreement

The continuity of the term facility agreement is as follows:

June 30
2010
$ ’000
Balance, December 31, 2009	$-
Principal amount	50,224
Accrued interest	187
Facility arrangement fees	(2,870)
Amortized facility arrangement fees	59
Foreign exchange	(180)
Balance, June 30, 2010	$47,420

In May 2010, the Company closed a $50 million (US$47 million) export finance facility agreement (“the facility”) with Credit Suisse Ag.

The facility has a maximum term of 4 years from date of draw down, will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after draw down, and bears interest at a margin of 4% over the USD LIBOR rate. The USD LIBOR rate will be fixed on a quarterly basis, two days before the forthcoming interest due date.

The Company has the option to retire the loan 12 months after draw down at no additional cost.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

13.	Long term borrowings (continued)

(b) Term facility agreement (continued)

The Burnstone project and certain subsidiary guarantees serve as security for the facility which has been drawn down in its entirety at June 30, 2010.

The facility agreement contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at June 30, 2010, the Company assessed and complied with all covenants.

The Company has committed to enter into a gold price hedging program if required under certain circumstances (refer note 15(b)).

Refer to note 18 for changes to this facility subsequent to June 30, 2010.

14.	Future income taxes

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. As of June 30, 2010, the increase in the balance reflects the temporary difference between the accounting and tax values of the additional considerations capitalized for the Rusaf mineral properties.

15.	Contingencies and commitments

(a) Financial guarantee

In connection with a series of transactions entered into during 2007 with Tranter Burnstone (a black empowerment enterprise) and other parties, Tranter Burnstone became the owner of 19,938,650 shares of the Company.

The Company, through certain of its subsidiaries, agreed to provide a guarantee to lend up to $11million (ZAR 80 million) to Tranter Burnstone to cover any shortfall in certain future interest payments required of Tranter Burnstone on a loan outstanding to Tranter Burnstone from Investec.

During 2008 the Company also advanced $5 million (ZAR 37 million) on behalf of Tranter Burnstone, on an unsecured basis, to cover a shortfall in a margin account related to the loan to Tranter Burnstone from Investec.

In May 2010, the Company negotiated an amendment to the guarantee in order to secure the release by Investec of the margin deposit and to allow certain of the Company’s subsidiaries to provide security in connection with the Term Facility Agreement (refer note 13(b)). The amended guarantee requires Southgold Exploration (Pty) Ltd (“Southgold”), a wholly owned subsidiary of the Company, to lend up to $20 million (ZAR 140 million) to Tranter Burnstone to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter Burnstone to Investec. Any advances to Tranter Burnstone under this guarantee are due to be repaid in installments from 2014 to 2017, with interest at JIBOR plus 2%.

Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter Burnstone.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

15.	Contingencies and commitments (continued)

(a) Financial guarantee (continued)

Southgold was also required to set aside $11 million (ZAR 80 million) to be utilized for any advances required to be made to Tranter Burnstone under the guarantee.This amount has been recorded as restricted cash in non-current assets (refer note 10).

The Company has estimated the initial value of the guarantee to be $2.4 million and has recorded this in other liabilities. The obligation of certain subsidiaries of the Company to obtain Investec’s consent to provide guarantees to third parties has also been cancelled.

(b) Hedging program

In connection with the Term Facility Agreement (“the agreement”) (refer note 13(b)), the Company may be required to enter into a hedging program for approximately 25% of the planned production from the Burnstone project for up to two years. Under the terms of the agreement, following the commencement of production at the Burnstone project, the Company will execute a hedging program on an unmargined zero cost collar basis if the price of gold falls below US$900 per ounce for a period of one week, or if the maximum production cost of the project, as defined, is above US$600 per ounce for each rolling three-month period ending in the year 2010 (US$500 and US$450 per ounce for each rolling three-month period ending in the year 2011 and thereafter respectively). At June 30, 2010, the Company has not entered into any hedges pursuant to this agreement.

16.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Balance, December 31, 2009	$1.64	16,935	2.52
Granted	$1.75	6,020
Cancelled	$1.65	(150)
Exercised	$1.38	(1,038)
Expired	$2.68	(17)
Forfeited	$1.93	(910)
Balance, June 30, 2010	$1.67	20,840	2.42

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

16.	Share capital (continued)

(b) Share option plan (continued)

Options outstanding at June 30, 2010 are as follows:

		Number of options	Number of options
		outstanding	exercisable
Expiry date	Exercise price	(thousands)	(thousands)

November 9, 2010	$3.12	130	130
December 31, 2010	$1.14	400	400
February 4, 2011	$3.00	177	177
February 18, 2011	$2.95	50	50
March 18, 2011	$3.57	90	90
April 30, 2011	$2.45	450	450
May 21, 2011	$3.47	150	150
August 18, 2011	$2.78	320	213
October 30, 2011	$1.50	542	310
December 11, 2011	$1.25	3,753	2,261
February 11, 2012	$1.75	3,427	2,295
April 18, 2012	$2.68	90	90
July 15, 2012	$1.49	600	200
October 9, 2012	$1.65	340	113
February 10, 2013	$1.78	950	317
March 26, 2013	$1.74	3,511	-
April 10, 2013	$3.60	110	110
December 11, 2013	$1.25	255	170
January 14, 2014	$1.35	825	550
February 11, 2014	$1.75	690	460
April 12, 2014	$1.49	2,380	1,587
July 15, 2014	$1.49	100	33
March 26, 2015	$1.74	1,500	-
Total		20,840	10,156
Average option price		$1.67	$1.68

Out of plan options to acquire 842,218 shares at exercise prices ranging between $0.25 and $0.60 and expiry dates of December 31, 2010 and June 2, 2012 respectively, remain outstanding in connection with the acquisition of Rusaf.

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

16.	Share capital (continued)

(b) Share option plan (continued)

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three and six months ended June 30, 2010 and 2009, which have been included in the consolidated statements of operations, is as follows:

	Three months ended June 30
	2010	2009
	$ ‘000	$ ‘000
Total compensation cost recognized, credited to contributed surplus	$2,633	$3,041
Allocated to Hollister pre-development expenses	(127)	-
Compensation cost allocated to Hollister production cost	(260)	-
Compensation cost capitalized on Burnstone mine development	(385)	(881)
Compensation cost allocated to bonus provision	(43)	(204)
Stock based compensation expense	$1,818	$1,956

	Six months ended June 30
	2010	2009
	$ ‘000	$ ‘000
Total compensation cost recognized, credited to contributed surplus	$3,862	$8,544
Allocated to Hollister pre-development expenses	(172)	-
Compensation cost allocated to Hollister production cost	(365)	-
Compensation cost capitalized on Burnstone mine development	(534)	(881)
Compensation cost allocated to bonus provision	(83)	(763)
Stock based compensation expense	$2,708	$6,900

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows1:

	Three months ended	Six months ended
	June 30	June 30
	2009	2010	2009
Risk free interest rate	3.2%	2.7%	2.8%
Expected life	5 years	3.5 years	3.6 years
Expected volatility	76%	85%	79%
Expected dividends	Nil	Nil	Nil

1 No options were granted during the three months ended June 30, 2010 and accordingly only the comparative quarter’s assumptions are summarized

(c) Share issuance, May 26, 2010

Pursuant to restructuring of the Senior Secured Notes, the Company issued 2,234,168 shares to partially satisfy the early settlement amount of $ 8.5 million (refer note 13(a)).

For such purposes, the parties agreed to a fixed currency conversion rate of US$1.00 = $1.0129. On May 26, 2010, the Company accordingly issued 2,234,168 common shares valued at the calculated price of $1.75 per share and the partial settlement of $3.9 million (US$3.86 million) was recorded against the liability.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

16.	Share capital (continued)

(d) Share issuance, January 27, 2010 and June 11, 2010

Pursuant to the acquisition of Rusaf, the Company issued a total of 10,573,773 shares in the six months ending June 30, 2010. The shares have been valued at their quoted price on the respective days of issuance for a total value of $19.2 million (refer note 11(a)(i)) .

17.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets
	June 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Canada
Assets other than mineral property interests	$19,836	$76,836
Tanzania
Assets other than mineral property interests	814	729
Mineral property interests	64,066	36,467
United States
Assets other than mineral property interests	38,139	28,344
Mine development and equipment	41,726	37,660
Mineral property interests	75,681	79,136
South Africa
Assets other than mineral property interests	42,085	28,476
Mine development and equipment	275,587	153,320
Mineral property interests	105,252	107,316
	$663,186	$548,284

Revenue
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
United States
Ore sales	$37,940	$21,876	$44,762	$33,738

During the three and six months ended June 30, 2010 the Company generated net revenue of $37.9 million and $44.8 million (2009: $21.9 million and $33.7 million) respectively from its Hollister operation.

Refined gold and silver were sold to Red Kite Explorer Trust under the terms of an off-take agreement, whilst unprocessed ore was sold under the terms of an ore purchase agreement to Newmont Mining Corporation (2009: Various toll milling and ore purchase agreements to Newmont Mining Corporation and Echo Bay Minerals Company (“Kinross”)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

18.	Subsequent events

Term facility agreement

During August 2010, the Company and Credit Suisse agreed on an additional $27 million (US$25 million) to be advanced under the current facility (refer note 13(b)). The increase was granted under the same terms as the original facility, with changes to the gold hedging program that includes a requirement to execute the zero cost collar program for up to a maximum of 105,000 gold ounces over the first four years of production from the Company’s Burnstone project.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Six months ended	Year ended
Mineral Property Interests	June 30	December 31
	2010	2009
	$ '000	$ '000
Burnstone - Pre-development
Cumulative pre-development expenditures, beginning of period	$39,174	$39,174
Cumulative pre-development expenditures, end of period	39,174	39,174

Hollister - Pre-development
Depreciation	351	1,732
Property evaluation	–	439
Underground access and infrastructure development	5,552	20,152
Operational costs	610	2,487
Pre-development expenses before the following	6,513	24,810
Office and administration	172	1,059
Pre-development expenses incurred during the period	6,685	25,869
Cumulative pre-development expenditures, beginning of period	82,723	56,854
Cumulative pre-development expenditures, end of period	89,408	82,723

Total pre-development expenses before the following	6,513	24,810
Office and administration	172	1,059
Total pre-development expenses incurred during the period	6,685	25,869
Cumulative pre-development expenditures, beginning of period	121,897	96,028
Cumulative pre-development expenditures, end of period	$128,582	$121,897

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	Six months ended	Year ended
Mineral Property Interests	June 30	December 31
	2010	2009
	$ '000	$ '000
Burnstone - Exploration
Assays and analysis	$–	$28
Drilling	3	202
Equipment rental	–	3
Geological	38	64
Graphics	–	1
Site activities	141	269
Exploration expenses incurred during the period	182	567
Cumulative exploration expenditures, beginning of period	31,610	31,043
Cumulative exploration expenditures, end of period	31,792	31,610
Hollister - Exploration
Assays and analysis	89	209
Drilling	1,806	6,886
Engineering	–	712
Environmental, socio-economic and land	69	1,690
Freight	33	190
General office and administration	1,323	853
Geological	50	150
Property fees and exploration option payments	108	73
Site activities	614	2,955
Exploration expenses incurred during the period	4,092	13,718
Cumulative exploration expenditures, beginning of period	58,913	45,195
Cumulative exploration expenditures, end of period	63,005	58,913
Rusaf Gold - Exploration
Assays and analysis	12	331
Depreciation	136	299
Drilling	–	11
Engineering	2	32
Freight	7	86
Geological	8	203
Property fees and exploration option payments	108	445
Site activities	367	715
Exploration expenses incurred during the period	640	2,122
Cumulative exploration expenditures, beginning of period	9,661	7,539
Cumulative exploration expenditures, end of period	10,301	9,661
Other - Exploration
Depreciation	–	14
Equipment rental	–	50
Freight	–	3
Geological	–	89
Property fees and exploration option payments	–	2
Site activities and closure	1	27
Exploration expenses incurred during the period	1	185
Cumulative exploration expenditures, beginning of period	4,354	4,169
Cumulative exploration expenditures, end of period	4,355	4,354

Total exploration expenses incurred during the period	4,915	16,592
Cumulative exploration expenditures, beginning of period	104,538	87,946
Cumulative exploration expenditures, end of period	$109,453	$104,538